Oroplata Resources, Inc.

April 18, 2019

VIA Edgar

John Coleman

Division of Corporation Finance

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re: Oroplata Resources, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2018

Filed December 31, 2018

File No. 000-55088

Dear Mr. Coleman,

This letter sets forth the responses of Oroplata Resources, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter dated March 28, 2019, which pertain to the Form 10-K for the Fiscal Year Ended September 30, 2018 (the “Annual Report”), submitted to the Commission on December 31, 2018.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

Item 2. Properties, page 7

1. Please discuss any royalties, partnership agreements, or other conditions related to your mineral claims pursuant to paragraph (b)(2) of Industry Guide 7.

LithiumOre, the Company’s wholly owned subsidiary, currently has 1,040 placer mining claims on over 20,000 acres in the area known as the Western Nevada Basin, situated in Railroad Valley in Nye County, Nevada. We do not currently have any partnership agreements or royalty agreements in connection with such claims.

2. We note your disclosure on page 11 that you have no lithium brine mineral resources or reserves for your property.  Additionally we note your 8-K filed on January 17, 2019 that includes exhibits containing estimates of 1 million tons of lithium brine, 10 billion barrels of sodium carbonate, and a production estimate of 10,000 tons.  In this regard we also note disclosure on your company website with respect to the estimate of 1 million tons of lithium.  Please explain the basis for these estimates.

The Company intends to respond to the Staff’s comments by separate correspondence.

3. Please expand your disclosure concerning the exploration plans for your property as required by paragraph (b)(4)(i) of Industry Guide 7.  The exploration plan should address the following points:

Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

We intend to begin the drilling of the initial test and production hole in April 2019, with completion estimated to occur in May 2019.  The breakdown of the exploration timetable and budget is as follows:

Exploration Activity	Estimated Timetable	Budget
Oil and Water Well Testing	2016-2018	$300,000 (approximately)
Surface Sampling	2016-2018	$100,000 (approximately)
Geophysics	Ongoing, estimated 2 months	$47,160
Drilling	Ongoing, April – May	$705,280
Geochemistry	Ongoing for 2 years	$300,000 yearly
Production	In development, 6-12 months	TBD

•If there is a phased program planned, briefly outline all phases.

Phase 1 Exploration of Potential Development Areas (2016 - 2018)

a.Oil and water well testing in partnership with 3PL Operating Inc.

b.Surface sampling conducted by our chief geologist Greg Kuzma June 2016 to present day

c.Geophysical survey conducted by Zonge International Inc. (3/6/19 – present)

Phase 2 Beginning Exploration and Production Drilling (Estimated April – May 2019)

a.Initial test and production drilling hole conducted by Welsco Inc. under the supervision of chief drilling engineer George Scheid.

Phase 3 Studying Geochemistry of Initial Drilling Results (Estimated to begin May/June 2019)

a.Chemistry, led by chief chemist Krishnamohan Sharma

The Company intends to provide additional information about future phases by separate correspondence.

•If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

As stated above we intend to begin the drilling of the initial test and production hole in April 2019.

•Disclose how the exploration program will be funded.

The Company intends to fund the exploration program through a series of equity or debt private placements to accredited investors or through the seeking of joint venture partners.

•Identify who will be conducting any proposed exploration work and disclose their qualifications.

Welsco Drilling Corp - Drilling Contractor:

Welsco Drilling Corporation brings 50 years of experience conducting geothermal, water well, and mineral exploration to our project.  Welsco began operation with an old cable tool back in 1973. The Corporation continued to drill water wells and provide pump services until the early 80s where work began with its first geothermal steam project.  Since that time Welsco has honed its skills in the Geothermal Steam arena, has completed a multitude of water well projects and has added a 24-hour pump service.

John Young and Matt Dusenberry – Permitting

John Young has been the Principal Environmental Services Specialist at Great Basin Environmental Services, LLC for over 5 years, providing environmental permitting and consulting services to the exploration and mining industry.  Before that, he was vice president of Mining and Minerals at Tetra Tech, a leading provider of consulting and engineering services. He is a successful mining professional with a diverse background in planning and managing mineral exploration, mine development, remediation, reclamation, and mine closure operations. He has experience in construction, drilling, remediation, mine closure, reclamation, environmental permitting, environmental compliance, NEPA, and regulatory oversight.  He has experience with precious metals, base metals, and industrial mineral and is a National Instrument 43-101 Compliant Qualified Party.

Matt Dusenberry obtained an M.S. in land Rehabilitation from Montana State University and has more than 7 years experience including mine permitting and environmental design, laboratory and field instrumentation, and soil and groundwater data collection, analysis and research. Matt has assisted with development of approximately 10 integrated permit application documents. He has prepared AutoCAD drawings, narrative plans, and detailed databases in Excel to support permitting of mining operations on Bureau of land Management and private lands in Nevada. He has assisted principals in preparing a plan of operations, environmental assessment, water pollution control permits, reclamation plans and cost estimates to support financial assurance and bonding, an environmental assessment, air emissions inventories and permit applications, Spill Prevention Control and Countermeasures Plans (SPCC), and Stormwater Pollution Prevention Plans (SWPPP) for both copper and gold mining operations in Nevada. Matt assisted with a comprehensive review of international reclamation and closure practices and standards for a major international gold mining company, performed a geotechnical investigation of faults in California and conducted vegetation surveys in Nevada.

Chris Facque – Water Rights Manager

Chris Facque is the lead Water Right Specialist with Farr West Engineering. Chris manages the water rights for a variety of clients throughout Nevada. He is experienced in all aspects of water rights, including research, permit filings, title assignment, survey monitoring and mapping, forfeiture prevention, proofs, and permit compliance. Chris graduated with a degree in Political Science at the University of Nevada, Reno (UNR) in 2005. In 2005 Chris began working for Tri State Surveying, Ltd., increasing the depth of his knowledge while working on several Northern Nevada water rights projects. Chris is proficient in drafting water rights maps, and is a Certified Survey Technician through the National Society of Professional Surveyors. Chris has worked with several Nevada County Recorders and other agencies, including the Truckee Carson Irrigation District, the Southern Nevada Water Authority and California Water Resources Control Board. Over the course of his 10 year involvement with water rights he has acquired extensive experience in managing water rights projects from agricultural to mining to wildlife.

Zonge International – Geophysical Survey Operator

The company was formed in 1972 by Kenneth L. Zonge who developed the complex resistivity (CR) investigation method, demonstrated its uses for natural-resource exploration, and became the first to build a microprocessor-based electromagnetic (EM) receiver in the early 1970s. Today, Zonge serves as a resource to exploration managers, engineers and independent consultants in three application areas— exploration, environmental and geotechnical. The company performs hundreds of projects each year involving seismic, magnetics, gravity and other geophysical methods, in addition to the EM methods it helped establish.  Formerly Zonge Engineering and Research Organization, the company changed its name to Zonge International in 2011.

George Scheid- Chief Drilling Engineer:

Mr. Scheid currently serves as Senior Driller Project Manager at Teton Energy Services and brings more than 30 years of experience managing onsite drilling operations in the exploration and mining industry.  For the last 14 years he has worked as drilling project manager, first with Omat Nevada, then with Thermasource, Inc, where he managed onsite drilling and work-over projects.  He reviewed and evaluated mud reports, bit records, and drilling operations to prepare daily status reports for distribution and made real-time adjustments to equipment and strategies relevant to drilling conditions.

Greg Kuzma- Chief Geologist:

Mr. Kuzma is the Director of Exploration for the Company.  Mr. Kuzma is a graduate of the University of Southern California and is a well-respected and highly skilled exploration geologist with over 30 years’ experience. Mr. Kuzma has consulted with numerous mining groups and spent 12 years as Senior Project Geologist in Nevada for Teck Resources. Mr. Kuzma has extensive experience in the Southwest United States, Mexico, El Salvador and Argentina. He has evaluated, designed, managed and implemented over 40 drill programs within Nevada’s Great Basin.

Ross Leisinger - Geologist:

Mr. Leisinger has more than 30 years of experience in the exploration and mining industry and has participated in numerous projects from initial project conception through production. He also has decades of experience liaising with local and federal authorities as well as establishing and operating mining businesses in Nevada and abroad.

Vincent Ramirez – Engineer and Advisor:

Mr. Ramirez is the CEO of 3PLOperating Co., Inc. a private mining group company, and was the former Chairman of Vostochnaya Transnational, Lead Exploration and Operations Geologist for Shell Oil and Exploration Geologist for Shell Western E&P Inc. Vincent Ramirez has a M.A. degree in Geology from UC Santa Barbara. He has drilled 61 oil and gas wildcats worldwide, including 44 discoveries. While at Shell Oil, Vincent also was the Operations Manager for the San Joaquin Basin, and he was the appointed Structural Geology instructor at the Shell Research Lab. Vincent discovered and developed several oil fields in central Siberia during 10 years with the Lundin Group. During this time, he transformed an oil company from bankruptcy to $850 Million in value, drilled the highest-producing well in Russia (11,500 BOPD), and drilled the first multi-lateral wells in Russia, while overseeing 350 employees as CEO. He has published extensively on structural geology subjects, including the San Andreas Fault, Ridge Basin, the California Coast Ranges, and Obduction Tectonics.

Krishnamohan Sharma – Chief Chemist:

Mr. Sharma has a PhD in Chemistry from the University of Hyderabad, with post doctorate work at Texas A&M University. Mr. Sharma is a seasoned R&D professional with over 18 years of experience in Lithium/Potassium Extraction and Advanced Materials Development related industries.  He spent 4 years with Simbol Material as lead R&D scientist, where he transferred technology from R&D/pilot scale to commercial manufacturing.  Subsequently, he worked for four years at Stealth Mode Startups, a clean-tech company that is developing advanced materials and processes to selectively recover and purify minerals (potassium, lithium, and others in various salt forms) from natural resources, effluents/waste streams of seawater desalination and distillery plants.

William Hunter – Director, and CFO of AMCI, previous head of mining for Jefferies:

Mr. Hunter received his B.S. from DePaul University in Chicago and an MBA with distinction from the Kellstadt School of Business at DePaul University. Mr. Hunter is an experienced financial executive with over 20 years of advisory and capital markets experience. Bill led the Americas Banking team at Nomura where he advised Mitsui in their acquisition of a minority interest in the Moatize Coal Mining complex from Vale and Globe Specialty Metals in their $3.1 billion ‘merger of equals’ transaction with FerroAtlantica. Before Nomura he led the team at Jefferies and did numerous transactions for companies like Alpha Natural Resources, Fortescue Metals Group and Murray Energy.

The Company acknowledges that the adequacy and accuracy of the disclosures in its filing with the Commission are the responsibility of the Company. The Company acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We appreciate the Staff’s assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the Staff may have.

Please direct your questions or comments regarding the Company’s responses to the undersigned at 775-473-4744

Best regards,

/s/ Douglas Cole
Douglas Cole
Chief Executive Officer
Chief Financial Officer